Management's Discussion and Analysis of

Results of Operations and Financial Condition

For the three months ended

March 31, 2020

May 14, 2020

INTRODUCTION

This Management's Discussion and Analysis ("MD&A") dated May 14, 2020 is intended to supplement Hudbay Minerals Inc.'s unaudited condensed consolidated interim financial statements and related notes for the three months ended March 31, 2020 and 2019 (the "consolidated interim financial statements"). The consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS"), including International Accounting Standard 34, Interim Financial Reporting, as issued by the International Accounting Standards Board ("IASB").

References to "Hudbay", the "Company", "we", "us", "our" or similar terms refer to Hudbay Minerals Inc. and its direct and indirect subsidiaries as at March 31, 2020.

Readers should be aware that:

-  This MD&A contains certain "forward-looking statements" and "forward-looking information" (collectively, "forward-looking information") that are subject to risk factors set out in a cautionary note contained in our MD&A.

-  This MD&A includes an updated discussion of certain of the risks associated with the COVID-19 pandemic and its effect on our operations, financial condition, projects and prospects, and supplements the discussion of these risks in our most recent Annual Information Form ("AIF").

-  This MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which may differ materially from the requirements of United States securities laws applicable to US issuers.

-  We use a number of non-IFRS financial performance measures in our MD&A.

-  The technical and scientific information in this MD&A has been approved by qualified persons based on a variety of assumptions and estimates.

For a discussion of each of the above matters, readers are urged to review the "Notes to Reader" discussion beginning on page 43 of this MD&A and to carefully review the risks associated with the COVID-19 pandemic that are discussed throughout this MD&A.

Additional information regarding Hudbay, including the risks related to our business and those that are reasonably likely to affect our financial statements in the future, is contained in our continuous disclosure materials, including our most recent AIF, consolidated financial statements and Management Information Circular available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

All amounts are in US dollars unless otherwise noted.

OUR BUSINESS

We are a diversified mining company primarily producing copper concentrate (containing copper, gold, and silver) and zinc metal. Directly and through our subsidiaries, we own three polymetallic mines, four ore concentrators and a zinc production facility in northern Manitoba and Saskatchewan (Canada) and Cusco (Peru), and copper projects in Arizona and Nevada (United States). Our growth strategy is focused on the exploration, development, operation and optimization of properties we already control, as well as other mineral assets we may acquire that fit our strategic criteria. Our vision is to be a responsible, top-tier operator of long-life, low-cost mines in the Americas. We are governed by the Canada Business Corporations Act and our shares are listed under the symbol "HBM" on the Toronto Stock Exchange, New York Stock Exchange and Bolsa de Valores de Lima.

SUMMARY

First Quarter Operating and Financial Results

-  Delivered a solid operating quarter in Manitoba, which included record mine production at Lalor and record throughput at the Stall concentrator.

-  Lalor ore mined and Stall concentrator throughput increased by 9% and 15%, respectively, in the first quarter of 2020 compared to the same period in 2019.

-  Constancia achieved target mill throughput during the quarter prior to its temporary shutdown.

-  Net loss of $76.1 million or $0.29 per share for the first quarter of 2020 reflects lower realized base metal prices, lower Constancia grades in line with the mine plan and higher cost of sales in Peru as a result of the temporary suspension of Constancia and certain inventory valuation adjustments versus the same period in 2019.

-  Cash generated from operating activities decreased to $9.1 million in the first quarter of 2020 from $61.7 million in the same quarter of 2019, while operating cash flow before change in non-cash working capital decreased to $42.0 million in the first quarter from $85.7 million in the same quarter of 2019 due to lower realized base metal prices and lower Constancia grades.

-  Cash and cash equivalents of $306.0 million as at March 31, 2020 continued to provide us with financial flexibility during the temporary production disruption at Constancia and the current low base metal price environment and have since been bolstered by the gold prepay proceeds described below.

COVID-19 and Annual Guidance

-  The COVID-19 global pandemic has had a significant impact on our business and the prices of the products we produce. We experienced operational and supply chain disruptions, including a temporary suspension of operations at Constancia for a period of approximately eight weeks as a result of a government declared state of emergency in March. Operations continued in Manitoba without any impact to production or our ability to ship concentrate and zinc metal.

-  We are affirming our 2020 Manitoba production, operating cost and capital expenditure guidance. Peru guidance has been suspended due to the ongoing uncertainty surrounding COVID-19 and the recent temporary Constancia mine shutdown.

-  On May 14, Constancia received recognition and approval from Peru's Ministry of Energy and Mines for its restart protocols and is planning to ramp up operations over the next week. We expect to provide an update to our Peru guidance with second quarter results.

-  We have been prudently managing our business and the impact of the pandemic. This has resulted in approximately $150 million in incremental liquidity this year, including $115 million in cash proceeds received from a gold forward sale and prepay transaction, an approximate $25 million deferral in Peru's 2020 sustaining capital and company-wide discretionary and input cost reductions of approximately $10 million. In addition, the Company's forecasted cash flows are expected to benefit from the Canadian dollar cost structure of our Manitoba operations and the anticipated increase in cash flows from Lalor due to higher precious metals production expected this year and the prevailing commodity prices and foreign exchange rates.

Recent Developments

-  Received $115 million from a gold forward sale and prepay transaction completed in early May 2020, which prefunds the entire capital budget for the low-risk, high-return New Britannia gold mill refurbishment at attractive terms and low cost of capital.

-  In February, prior to the COVID-19 pandemic, we re-negotiated the covenants of our revolving credit facilities which resulted in an increase of $443 million in our liquidity available as of March 31, 2020, providing additional financial flexibility to execute its growth initiatives.

-  Executed amendment with Wheaton Precious Metals extending the target date for mining four million tonnes of ore from Pampacancha by six months to June 30, 2021.

-  March 2020 update to reserves and resources increased Lalor's life-of-mine gold production by 41% from the previous mine plan and expected annual gold production to over 150,000 ounces by 2022, while total Snow Lake gold reserves increased by 35% to 2.2 million ounces, which supports an expanded 18-year mine life for the Snow Lake operations.

-  The New Britannia gold mill refurbishment on track to be completed before the end of 2021 with orders placed for long-lead items and early works construction underway.

Summary of First Quarter Results

Cash generated from operating activities in the first quarter of 2020 decreased substantially to $9.1 million compared to $61.7 million in the same quarter of 2019. Operating cash flow before change in non-cash working capital was $42.0 million during the first quarter of 2020, reflecting a decrease of $43.7 million compared to the first quarter of 2019. The decrease in operating cash flow is primarily the result of the significant negative impact of COVID-19 on realized base metal prices as well as lower copper and silver sales volumes compared to the first quarter of 2019.

Copper-equivalent production in the first quarter of 2020 decreased by 18% compared to the same period in 2019 primarily as a result of planned lower copper grades at Constancia, in line with the mine plan, and lower ore production from Constancia due to the temporary suspension of operations in March 2020 following a government declared state of emergency in Peru due to COVID-19. This was partially offset by record mine production at Lalor contributing to higher overall ore production in Manitoba.

Net loss and loss per share in the first quarter of 2020 were $76.1 million and $0.29, respectively, compared to a net loss and loss per share of $13.4 million and $0.05, respectively, in the first quarter of 2019. The decrease in earnings was caused by declining base metal prices, lower Constancia grades in line with the mine plan, and lower sales volumes due to the temporary suspension of Constancia in March. In addition, the temporary suspension of mining operations at Constancia required a portion of overhead costs to be directly charged to cost of sales and lower metal prices led to the write-down of certain inventories in Peru, as further described below.

Net loss and loss per share in the first quarter of 2020 were affected by, among other things, the following items:

(in $ millions, except per share amounts)	Pre-tax loss	After-tax loss	Per share loss
Mark-to-market adjustments	(2.7)	(3.0)	(0.01)
Peru inventory write-down	(10.4)	(6.7)	(0.03)
Peru cost of sales direct charges from temporary suspension of operations	(6.3)	(4.1)	(0.02)
Deferred revenue adjustment from increased reserves and resources	(3.8)	(2.8)	(0.01)
Non-cash deferred tax adjustments	-	(22.5)	(0.09)

In the first quarter of 2020, consolidated cash cost per pound of copper produced, net of by-product credits1, was $1.21, a modest increase compared to $1.11 in the same period last year. This increase was a result of lower production of copper and lower silver and zinc by-product credits offset by higher gold by-product credits. Incorporating sustaining capital, capitalized exploration, royalties, selling, administrative and regional costs, consolidated all-in sustaining cash cost per pound of copper produced, net of by-product credits1, in the first quarter of 2020 was $2.40, which increased from $1.88 in the same period last year, driven mainly by increased sustaining capital expenditures as forecasted this year and the same factors noted above affecting consolidated cash costs offset by lower corporate selling and administrative expenses.

Our first quarter results were significantly impacted by the COVID-19 global pandemic, which caused the temporary suspension of mining and processing activities at Constancia after the Peruvian government declared a state of emergency on March 15, 2020. The temporary suspension of operations at Constancia starting March 19, 2020 resulted in fixed overhead production costs of $6.3 million that would normally be capitalized to inventories and property, plant, and equipment, to be immediately expensed as part of our cost of sales. As Constancia operations remained suspended into the second quarter of 2020, we expect that there will be a charge for fixed overhead costs incurred during the suspension period in the second quarter. In addition, we recorded an inventory write-down of $10.4 million in the first quarter to reflect lower realizable inventory values in Peru resulting from low copper prices.

During the first quarter of 2020, we also recorded a non-cash true up adjustment on our streaming revenues due mainly to an increase in reserves and resources for the 777 and Constancia mines as announced in our annual reserves and resources news release on March 30, 2020. The reduced deferred revenue drawdown rate, which is recalculated back to the inception of the streams, resulted in a pre-tax non-cash earnings impact of approximately $3.8 million.

As at March 31, 2020, our liquidity includes $306.0 million in cash and cash equivalents as well as $445.9 million in undrawn availability under our revolving credit facilities. Although undrawn availability under our revolving credit facilities is expected to be negatively affected by lower metals prices and the suspension of operations at Constancia, we have significantly enhanced our liquidity position since March 31, 2020 by executing the $115 million gold forward sale transaction. We expect that our current liquidity together with cash flows from operations will be sufficient to meet our liquidity needs for 2020.

1 Cash cost, all-in sustaining cash cost per pound of copper produced, net of by-product credits, and net debt are non-IFRS financial performance measures with no standardized definition under IFRS. For further information and a detailed reconciliation, please see the discussion under the "Non-IFRS Financial Reporting Measures" section of this MD&A.

KEY FINANCIAL RESULTS

Financial Condition	Mar. 31, 2020	Dec. 31, 2019
(in $ thousands)
Cash and cash equivalents	305,997	396,146
Total long-term debt	988,074	985,255
Net debt[1]	682,077	589,109
Working capital	193,045	271,284
Total assets	4,366,226	4,455,961
Equity	1,778,277	1,848,123

[1] Net debt is a non-IFRS financial performance measure with no standardized definition under IFRS. For further information and a detailed reconciliation, please see discussion under the "Non-IFRS Financial Reporting Measures" section of this MD&A.

Financial Performance	Three months ended
(in $ thousands, except per share amounts)	Mar. 31, 2020	Mar. 31, 2019
Revenue	245,105	292,258
Cost of sales	267,096	240,446
Loss before tax	(81,452)	(18,108)
Loss	(76,134)	(13,412)
Basic and diluted loss per share	(0.29)	(0.05)
Operating cash flow before change in non-cash working capital	41,951	85,684

KEY PRODUCTION RESULTS

		Three months ended			Three months ended
		Mar. 31, 2020			Mar. 31, 2019
		Peru	Manitoba	Total	Peru	Manitoba	Total
Contained metal in concentrate produced [1]
Copper	tonnes	19,290	5,345	24,635	31,843	6,129	37,972
Gold	oz	3,062	27,293	30,355	5,357	20,205	25,562
Silver	oz	461,302	306,390	767,692	634,930	284,265	919,195
Zinc	tonnes	-	30,495	30,495	-	28,037	28,037
Molybdenum	tonnes	354	-	354	304	-	304
Payable metal sold
Copper	tonnes	19,247	4,825	24,072	26,662	5,055	31,717
Gold	oz	2,618	23,956	26,574	6,218	16,411	22,629
Silver	oz	361,591	214,331	575,922	752,259	230,647	982,906
Zinc [2]	tonnes	-	26,792	26,792	-	22,954	22,954
Molybdenum	tonnes	431	-	431	234	-	234

Cash cost [3]	$/lb	1.63	(0.30)	1.21	1.18	0.77	1.11
Sustaining cash cost [3]	$/lb	2.12	2.85		1.41	3.16
All-in sustaining cash cost[3]	$/lb			2.40			1.88
[1] Metal reported in concentrate is prior to deductions associated with smelter contract terms.
[2] Includes refined zinc metal sold and payable zinc in concentrate sold.
[3] Cash cost, sustaining cash cost and all-in sustaining cash cost per pound of copper produced, net of by-product credits are non-IFRS financial performance measures with no standardized definition under IFRS. For further information and a detailed reconciliation, please see the discussion under the "Non-IFRS Financial Reporting Measures" section of this MD&A.

RECENT DEVELOPMENTS

COVID-19 Business Update

Following the onset of the COVID-19 pandemic, the Company's business response planning commenced in January and company-wide crisis plans were activated in early-March as part of our crisis management protocols. Throughout the rapidly changing environment, we have remained focused on the health and safety of our workforce and local communities and we are actively engaging with local stakeholders and public health authorities to ensure effective implementation of our business response plans. We continue to closely monitor the evolving situation and are taking steps to protect the safety of our workforce, and their families and the communities we operate in, while implementing measures to minimize the overall impact on operations. Our business response plans include planning for the possible need to reduce or suspend operations and for the restart of suspended operations, as well as appropriately managing our liquidity. The overall impact on each of our sites will depend on the progression of the pandemic, measures in place for preventing transmission and on market conditions.

In Peru, the government declared a state of emergency on March 15, 2020, requiring non-essential businesses to be shut down, initially for 15 days. On March 19, we commenced the temporary and orderly suspension of operations at Constancia. During the suspension period, a smaller workforce was maintained at the site to oversee critical aspects of the operation in order to facilitate a quick and efficient restart and ramp up of the mine. As part of its restart preparation activities, we have performed mine plan optimization activities, continuous supply chain management to ensure sufficient levels of critical supplies, and logistics and workforce planning initiatives including successfully completing workforce shift changes during the suspension. The Peruvian government has since extended the state of emergency to May 24 but issued a decree on May 3 indicating larger mines would be allowed to reopen, including Constancia, subject to approval of certain protocols. On May 14, we received recognition and approval from Peru's Ministry of Energy and Mines for our Constancia restart protocols and we are planning to ramp up operations over the next week.

In Manitoba, our mines continue to operate and ship concentrate and zinc metal. Our focus is on maintaining business continuity and a safe environment for our workers and the communities in which we operate.

Each of our business units has worked to develop site-specific measures to limit and identify COVID-19 exposure and transmission and maintain a safe environment for our workers and our communities. Site-specific measures include, pre-screening protocols, quarantine periods for incoming workers, workplace physical distancing protocols, adjustment of work rotation schedules, deferral of certain project activity and working from home for office staff where possible. These measures will continue to evolve as the status of the state of emergency changes in each of the company's operating regions and the company's measures are adapted to the latest regional health authorities' restrictions and guidelines.

In addition to our onsite response measures, the Company has been providing COVID-19 relief funding and services to our neighbouring communities. Each region has different emergency needs at this critical time. In Peru, we have donated medical equipment and supplies to the regional hospitals and have delivered food to nearby communities in need. In Manitoba, we have donated to charities that provide various forms of support to families in need. We are also pleased to have our valued partners join us in these coordinated relief efforts, including the generous donations from Wheaton Precious Metals Corp. ("Wheaton") to various community initiatives in Peru and Manitoba and from Altius Minerals Corporation to a community service provider in Flin Flon, Manitoba.

Annual Guidance Update

We are affirming our 2020 Manitoba production, operating cost and capital expenditure guidance. However, due to the temporary suspension of our operations at Constancia and the ongoing uncertainty surrounding COVID-19, we have suspended our previously issued 2020 annual guidance for our Peru business unit. We have continued to sell zinc metal and copper concentrate from our Manitoba operations, and our concentrate sales in Peru continued as planned, prior to the temporary suspension of operations on March 19, 2020.

In Peru, sustaining capital expenditures are currently tracking approximately $25 million lower than previously issued guidance due to the mine suspension and resequencing of capital activities such as tailings and capitalized stripping. The site team has taken the opportunity to complete additional mill maintenance work during the temporary shutdown that was previously planned for later this year. Growth capital expenditures in Peru related to the Pampacancha community surface rights payment and project development capital have been impacted by the state of emergency. We recently received approval for our Constancia restart protocols and mine restart activities are underway due to proactive ramp up planning. The mill is expected to reach normal operating levels over the next week. We expect to provide an update our Peru guidance with second quarter results.

In Manitoba, 2020 precious metals production is expected to benefit from the planned mining of approximately 90,000 tonnes from the gold zones as part of stope sequencing in preparation for the restart of the New Britannia gold mill. Production and costs can vary in any particular quarter based on a variety of factors, including the scheduling of maintenance events. We expect to perform maintenance on the Stall concentrator during the second quarter of 2020 and on the Lalor mine hoist facilities in the third quarter of 2020.

Liquidity Update

We are prudently managing our business and the impact of the pandemic. This has resulted in approximately $150 million in incremental liquidity this year, including $115 million in cash proceeds received from a gold forward sale and prepay transaction, an approximate $25 million deferral in Peru's 2020 sustaining capital and company-wide discretionary and input cost reductions of approximately $10 million. In addition, our forecasted cash flows are expected to benefit from the Canadian dollar cost structure of our Manitoba operations and the anticipated increase in cash flows from Lalor due to higher precious metals production expected this year based on the prevailing commodity prices and foreign exchange rates.

On February 12, 2020, we amended our credit facilities to provide additional flexibility during the development of the New Britannia and Pampacancha projects. As a result of the re-negotiated terms, the availability under the credit facilities was $443 million higher as of March 31, 2020.

On April 20, 2020, we executed an amendment to our Constancia precious metals streaming agreement with Wheaton whereby both parties have agreed to extend the target date for mining four million tonnes of ore from the Pampacancha deposit, and the associated trigger for the delivery of additional gold ounces, by six months to June 30, 2021. This Pampacancha target date extension was agreed to by Wheaton in light of the current state of emergency in Peru and the potential for development timelines to be delayed.

On May 7, 2020, we announced a gold forward sale and prepay transaction which generated $115 million in cash proceeds to further improve our liquidity position and prefund the entire capital budget for the low-risk, high-return New Britannia gold mill refurbishment at attractive terms and low cost of capital. Under the prepay, we have agreed to deliver a total of 79,954 gold ounces in 2022 and 2023, which was valued at gold forward curve prices averaging approximately $1,682 per ounce at the time of the transaction. The transaction offered an attractive cost of capital of approximately 5.95% per annum using the average forward price per ounce, or an implied cost of capital of approximately 2.7% using current consensus gold prices for 2022 and 2023. The delivery ounces represent approximately 25% of Lalor's forecasted annual gold production in each of 2022 and 2023 and approximately 3.6% of total Snow Lake gold reserves. Under the revolving credit facilities and note indenture, the gold prepay arrangement will be treated as deferred revenue and will not be considered as debt. As a result, the gold prepay adds to our cash balance and will be accretive to our credit facility availability under the recently renegotiated net debt to EBITDA covenants.

As of May 13, 2020 our liquidity includes approximately $370 million in cash and cash equivalents and $446 million in undrawn availability under its revolving credit facilities.

New Britannia Refurbishment Activities Underway

The New Britannia gold mill refurbishment activities are underway with detailed engineering approximately 60% complete and timelines on track with the original project schedule. Orders have been placed for long-lead items and early works construction has commenced, including the construction of the pipeline between the New Britannia and Stall mills. The civil contractor for the flotation building has been mobilized and construction is expected to commence next week. Construction and refurbishment activities are expected to continue until August 2021, with plant commissioning and ramp up occurring during the second half of 2021. We intend to use local construction contractors from the Manitoba and Saskatchewan regions as much as possible in order to mitigate any potential risks due to COVID-19 considerations.

Increased Snow Lake Gold Reserves and Revised Mine Plan

On March 30, 2020, Hudbay announced its annual reserve and resource update, which included a 35% increase in Snow Lake gold reserves to 2.2 million ounces and extended the mine life to 18 years. The company also released an updated mine plan for its Lalor mine that increased life-of-mine gold production by 41% compared to the previous mine plan, and more than doubled the expected average annual gold production to more than 150,000 ounces over the first eight years after the New Britannia mill is refurbished. Lalor's gold and copper-gold zones are expected to be processed at the nearby New Britannia gold mill in Snow Lake, which capitalizes on existing infrastructure, and the $115 million refurbishment cost is a short-payback, high-return investment opportunity. The New Britannia gold mill is expected to achieve gold recoveries of approximately 93% compared to current gold recoveries of approximately 53% at the Stall mill, which enables increased reserves and increases the potential for future conversion of resources to reserves due to the significantly higher gold recoveries and increased value per tonne of ore. Based on the updated reserve, Lalor will remain a low-cost gold mine with expected cash costs and sustaining cash costs, net of by-product credits, of approximately $480 and $655 per ounce, respectively, over the first eight years once New Britannia is in production, positioning Lalor in the lowest quartile on the global cost curves1.

The updated resource model at Lalor includes 4.4 million tonnes of inferred mineral resources, which have the potential to extend the Lalor mine. A new copper-gold rich lens, Lens 17, was included in the updated inferred mineral resource estimate for Lalor. Lens 17 and other lenses at Lalor, including the copper-gold rich Lens 27, remain open down plunge and offer opportunities to further expand Lalor's resource base once suitable underground drilling platforms have been established over the next two years.

The 1901 deposit is located approximately half-way between the former Chisel North mine and the Lalor mine at a depth between 500 metres and 700 metres, within 1,000 metres of the existing haulage ramp to Lalor. The 1901 deposit could provide additional feed for the processing facilities in Snow Lake. Since publishing the initial inferred resource estimate in August 2019, the Company has considered various options to develop the 1901 deposit and has completed a drill program aimed at converting a significant portion of the inferred mineral resources to an indicated category and to define an initial inferred mineral resource for the gold mineralization previously intersected between two lenses of zinc-rich mineralization. Hudbay intends to provide an update on the mineral resource estimates and development options for the 1901 deposit with its annual reserve and resource update in March 2021.

In 2020 and 2021, additional technical studies and exploration activities will be conducted to consider if and how the Lalor in-mine exploration targets and the regional gold and base metal satellite deposits could be incorporated in the consolidated business plan of the Snow Lake operations.

1 Based on S&P Global's 2020 all-in sustaining cost curve.

CONSTANCIA OPERATIONS REVIEW

		Three months ended		Guidance
		Mar. 31, 2020	Mar. 31, 2019	Annual
				2020 [1]
Ore mined [2]	tonnes	6,985,212	8,634,773
Copper	%	0.34	0.47
Gold	g/tonne	0.03	0.04
Silver	g/tonne	3.10	3.55
Molybdenum	%	0.02	0.01

Ore milled	tonnes	6,719,466	7,993,062
Copper	%	0.34	0.46
Gold	g/tonne	0.03	0.04
Silver	g/tonne	3.13	3.53
Molybdenum	%	0.02	0.01

Copper concentrate	tonnes	84,015	134,723
Concentrate grade	% Cu	22.96	23.64

Copper recovery	%	84.3	86.2
Gold recovery	%	50.2	52.2
Silver recovery	%	68.2	69.9
Molybdenum recovery	%	35.0	26.8

Combined unit operating costs[3,4]	$/tonne	9.31	8.87
[1] Peru guidance suspended due to the ongoing uncertainty surrounding COVID-19 and the recent temporary Constancia mine shutdown.
[2] Reported tonnes and grade for ore mined are estimates based on mine plan assumptions and may not reconcile fully to ore milled.
[3] Reflects combined mine, mill and general and administrative ("G&A") costs per tonne of ore milled. Reflects the deduction of expected capitalized stripping costs.

[4] Combined unit costs is a non-IFRS financial performance measure with no standardized definition under IFRS. For further information and a detailed reconciliation, please see the discussion under the "Non-IFRS Financial Reporting Measures" section of this MD&A.

Ore milled at our Constancia mine during the first quarter of 2020 was 16% lower compared to the same period in 2019 primarily due to the temporary suspension of operations on March 19 as a result of the COVID-19 pandemic and the state of emergency initiated by the Peruvian government. However, the mill achieved targeted throughput levels during the quarter prior to the temporary shutdown. Milled copper grades in the first quarter were approximately 26% lower than the same period in 2019 as lower grade phases continue to be mined, in line with the mine plan.

Copper, gold, and silver recoveries in the first quarter of 2020 decreased by 2%, 4% and 2%, respectively, compared to the same period in 2019, mainly due to lower grade ore feed as more ore from Phase 4 is being mined. While recoveries of individual metals vary from quarter to quarter depending on the complexity and grade of the ore feed, we have been seeing consistent results from ongoing recovery optimization initiatives since the beginning of 2019. Molybdenum recovery in the first quarter of 2020 increased by 31% compared to the same period in 2019 mainly due to higher head grades.

Combined mine, mill and G&A unit operating costs in the first quarter of 2020 were 5% higher than the same period in 2019, primarily due to lower ore throughput and harder ore, but were in line with targeted levels prior to the temporary shutdown.

Contained metal in concentrate produced		Three months ended		Guidance
		Mar. 31, 2020	Mar. 31, 2019	Annual
				2020 [1]
Copper	tonnes	19,290	31,843
Gold	oz	3,062	5,357
Silver	oz	461,302	634,930
Molybdenum	tonnes	354	304
Precious metals[2]	oz	8,245	14,427
[1] Peru guidance suspended due to the ongoing uncertainty surrounding COVID-19 and the recent temporary Constancia mine shutdown.

[2] Precious metals production includes gold and silver production on a gold-equivalent basis. For 2019, silver is converted to gold at a ratio of 70:1. For 2020, silver is converted to gold at a ratio of 89:1.

In the first quarter of 2020 production of copper, gold and silver were 39%, 43%, and 27% lower, respectively, than the same period in 2019, mainly due to lower mill grades and lower throughput due to the suspension of operations in March 2020. Molybdenum production was higher than the same period in 2019 due to a higher head grade and higher recoveries.

Peru's 2020 production and cost guidance has been suspended due to the ongoing uncertainty surrounding COVID-19 and the recent temporary Constancia mine suspension. Constancia has received recognition and approval from Peru's Ministry of Energy and Mines for its restart protocols and is planning to ramp up operations over the next week. We expect to provide an update to our Peru guidance with second quarter results.

Peru Cash Cost and Sustaining Cash Cost

		Three months ended
		Mar. 31, 2020	Mar. 31, 2019
Cash cost per pound of copper produced, net of by-product credits[1]	$/lb	1.63	1.18
Sustaining cash cost per pound of copper produced, net of by-product credits[1]	$/lb	2.12	1.41

[1] Cash cost and sustaining cash costs per pound of copper produced, net of by-product credits, are not recognized under IFRS. For more detail on these non-IFRS financial performance measures, please see the discussion under the "Non-IFRS Financial Performance Measures" section of this MD&A.

Cash cost per pound of copper produced, net of by-product credits, for the three months ended March 31, 2020 was $1.63. This represents an increase of 38% from the same period in 2019 primarily due to lower copper production as a result of lower grades, harder ore and lower throughput as well as lower gold and silver by-product credits.

Sustaining cash costs per pound of copper produced, net of by-product credits, for the three months ended March 31, 2020 was $2.12. This represents an increase of 50% from the same period in 2019 primarily due to the same factors noted above affecting cash costs as well as higher sustaining capital expenditures arising from upgrades to warehouse infrastructure, general process plant improvements, and higher capitalized stripping costs.

Metal Sold

		Three months ended
		Mar. 31, 2020	Mar. 31, 2019
Payable metal in concentrate
Copper	tonnes	19,247	26,662
Gold	oz	2,618	6,218
Silver	oz	361,591	752,259
Molybdenum	tonnes	431	234

Payable copper, gold and silver, for the three months ended March 31, 2020 were lower than the same period in 2019 primarily due to lower production in the period. Payable molybdenum for the three months ended March 31, 2020 was higher than the same period in 2019 due to a higher volume of molybdenum concentrate production and sales.

MANITOBA OPERATIONS REVIEW

Mines

		Three months ended
		Mar. 31, 2020	Mar. 31, 2019
777
Ore	tonnes	279,925	278,522
Copper	%	1.18	1.65
Zinc	%	4.11	3.18
Gold	g/tonne	1.82	1.70
Silver	g/tonne	23.86	21.75
Lalor
Ore	tonnes	421,518	388,483
Copper	%	0.70	0.76
Zinc	%	5.43	6.70
Gold	g/tonne	2.27	1.68
Silver	g/tonne	26.18	25.96
Total Mines
Ore	tonnes	701,443	667,005
Copper	%	0.89	1.13
Zinc	%	4.90	5.23
Gold	g/tonne	2.09	1.69
Silver	g/tonne	25.26	24.21

Unit Operating Costs[1,2]		Three months ended
		Mar. 31, 2020	Mar. 31, 2019
Mines
777	C$/tonne	74.21	76.03
Lalor	C$/tonne	93.16	101.68
Total Mines	C$/tonne	85.60	90.97
[1] Reflects costs per tonne of ore mined.

[2] Unit costs is a non-IFRS financial performance measure with no standardized definition under IFRS. For further information and a detailed reconciliation, please see the discussion under the "Non-IFRS Financial Reporting Measures" section of this MD&A.

Ore mined at our Manitoba operations during the first quarter of 2020 increased by 5% compared to the same period in 2019 with production volumes at 777 and Lalor increasing by 1% and 9%, respectively. The higher production results are mainly due to record production at Lalor from the successful implementation of several 2019 initiatives as part of the production ramp up to 4,500 tonnes per day.  Ore grades mined during the quarter are in line with the planned stope sequencing based on life of mine production schedules at 777 and Lalor. Higher gold grades are mainly due to mining of gold enriched base metal stopes at Lalor in the quarter.

Unit operating costs for 777 and Lalor decreased by 2% and 8%, respectively, for the first quarter of 2020 as compared to the same period in 2019 due to a combination of higher production volumes and lower costs.

Processing Facilities

		Three months ended
		Mar. 31, 2020	Mar. 31, 2019
Flin Flon Concentrator
Ore	tonnes	332,589	289,244
Copper	%	1.11	1.55
Zinc	%	4.36	3.49
Gold	g/tonne	1.88	1.66
Silver	g/tonne	24.33	21.78

Copper concentrate	tonnes	13,522	16,744
Concentrate grade	% Cu	22.91	23.54

Zinc concentrate	tonnes	24,372	16,910
Concentrate grade	% Zn	50.58	49.41

Copper recovery	%	84.1	88.1
Zinc recovery	%	85.0	82.9
Gold recovery	%	53.5	61.8
Silver recovery	%	44.3	52.3

Contained metal in concentrate produced
Copper	tonnes	3,098	3,941
Zinc	tonnes	12,327	8,354
Precious metals[1]	oz	12,060	11,033

Stall Concentrator
Ore	tonnes	369,787	321,523
Copper	%	0.70	0.78
Zinc	%	5.38	6.75
Gold	g/tonne	2.28	1.75
Silver	g/tonne	26.28	26.89

Copper concentrate	tonnes	11,638	11,112
Concentrate grade	% Cu	19.31	19.69

Zinc concentrate	tonnes	36,130	38,493
Concentrate grade	% Zn	50.28	51.13

Copper recovery	%	86.5	87.2
Zinc recovery	%	91.4	90.7
Gold recovery	%	60.9	59.1
Silver recovery	%	61.1	64.2

Contained metal in concentrate produced
Copper	tonnes	2,247	2,188
Zinc	tonnes	18,168	19,683
Precious metals[1]	oz	18,676	13,233

[1] Precious metals production includes gold and silver production on a gold-equivalent basis.  For 2019, silver is converted to gold at a ratio of 70:1. For 2020, silver is converted to gold at a ratio of 89:1.

Unit Operating Costs[1]		Three months ended		Guidance
		Mar. 31, 2020	Mar. 31, 2019	Annual
				2020
Concentrators
Flin Flon	C$/tonne	21.75	25.74
Stall	C$/tonne	22.38	25.79
Combined mine/mill unit operating costs [2,3]
Manitoba	C$/tonne	127	146	130 - 140
[1] Reflects costs per tonne of milled ore.
[2] Reflects combined mine, mill and G&A costs per tonne of milled ore.

[3] Combined unit costs is a non-IFRS financial performance measure with no standardized definition under IFRS. For further information and a detailed reconciliation, please see the discussion under the "Non-IFRS Financial Reporting Measures" section of this MD&A.

Ore processed in the Flin Flon and Stall concentrators in the first quarter of 2020 was 15% higher than the same period of 2019 due to higher ore availability from the 777 and Lalor mines.  At Flin Flon, copper, gold and silver recoveries in the first quarter of 2020 were 5%, 13%, and 15% lower, respectively, compared with the same period in 2019, which is in line with the metallurgical models based on the head grades processed. At Stall, recoveries during the quarter were overall in line with the same period in 2019 with improvements in zinc recoveries attributed to the ongoing optimization work in the zinc circuit.

Unit operating costs at Flin Flon and Stall were 16% and 13% lower, respectively, in the first quarter of 2020 compared to the same period in 2019 due to a combination of higher plant throughput and lower costs. Manitoba combined mine, mill and G&A unit operating costs in the first quarter of 2020 were 13% lower than in the same period in 2019 as a result of the successful production ramp up at the Lalor mine.

Manitoba contained metal in concentrate produced[1]		Three months ended		Guidance
		Mar. 31, 2020	Mar. 31, 2019	Annual
				2020
Copper	tonnes	5,345	6,129	18,000 - 22,000
Gold	oz	27,293	20,205
Silver	oz	306,390	284,265
Zinc	tonnes	30,495	28,037	105,000 - 125,000

Precious metals[2]	oz	30,736	24,266	110,000 - 135,000
[1] Metal reported in concentrate is prior to deductions associated with smelter terms.

[3] Precious metals production includes gold and silver production on a gold-equivalent basis. For 2019, silver is converted to gold at a ratio of 70:1. For 2020, silver is converted to gold at a ratio of 89:1.

In the first quarter of 2020, copper production was 13% lower compared to the same period in 2019 due to the lower copper head grades at 777, partially offset by increased ore production at 777 and Lalor. Gold, silver, and zinc production increased by 35%, 8%, and 9%, respectively, in the first quarter of 2020.

Full year production of all metals and combined unit operating costs are expected to be within the annual guidance ranges for Manitoba.

Zinc Plant

Zinc Production		Three months ended		Guidance
		Mar. 31, 2020	Mar. 31, 2019	Annual
				2020
Zinc Concentrate Treated
Domestic	tonnes	61,351	50,094
Refined Metal Produced
Domestic	tonnes	28,466	23,719	100,000 - 112,000

Unit Operating Costs		Three months ended		Guidance
		Mar. 31, 2020	Mar. 31, 2019	Annual
				2020
Zinc Plant [1,2]	C$/lb	0.49	0.51	0.45 - 0.52
[1] Zinc unit operating costs include G&A costs.

[2] Zinc unit costs is a non-IFRS financial performance measure with no standardized definition under IFRS. For further information and a detailed reconciliation, please see the discussion under the "Non-IFRS Financial Reporting Measures" section of this MD&A.

Production of cast zinc in the first quarter of 2020 was 20% higher than the same period in 2019 due to higher zinc concentrate availability while operating costs per pound of zinc metal produced were 4% lower than the same period in 2019 due to higher throughput.

Full year production guidance of cast zinc and zinc plant unit operating cost is expected to be within the annual guidance ranges.

Manitoba Cash Cost and Sustaining Cash Cost

		Three months ended
		Mar. 31, 2020	Mar. 31, 2019
Cost per pound of copper produced
Cash cost per pound of copper produced, net of by-product credits [1]	$/lb	(0.30)	0.77
Sustaining cash cost per pound of copper produced, net of by-product credits [1]	$/lb	2.85	3.16

Cost per pound of zinc produced
Cash cost per pound of zinc produced, net of by-product credits [1]	$/lb	0.51	0.68
Sustaining cash cost per pound of zinc produced, net of by-product credits [1]	$/lb	1.06	1.20

[1] Cash cost and sustaining cash cost per pound of copper & zinc produced, net of by-product credits, are not recognized under IFRS. For more detail on this non-IFRS financial performance measure, please see the discussion under the "Non-IFRS Financial Performance Measures" section of this MD&A.

Cash cost per pound of copper produced, net of by-product credits, for the first quarter of 2020 was negative $0.30. These costs were lower compared to the same period in 2019, primarily as a result of significantly higher by-product credits, partially offset by lower copper production.

Sustaining cash cost per pound of copper produced, net of by-product credits, in the first quarter of 2020 was $2.85. These costs were lower compared to the same period in 2019, primarily due to higher by-product credits, partially offset by higher sustaining capital expenditures.

Cash cost and sustaining cash cost per pound of zinc produced, net of by-product credits, in the first quarter of 2020 were lower than the same period last year as a result of increased zinc production and significantly higher by-product revenue, partially offset by higher sustaining capital expenditures.

Metal Sold

		Three months ended
		Mar. 31, 2020	Mar. 31, 2019
Payable metal in concentrate
Copper	tonnes	4,825	5,055
Gold	oz	23,956	16,411
Silver	oz	214,331	230,647
Zinc	tonnes	-	-
Refined zinc	tonnes	26,792	22,954

OUTLOOK

This outlook includes forward-looking information about the markets for the commodities we produce. For additional information on forward-looking information, refer to the "Forward-Looking Information" section of this MD&A. We may update our outlook depending on changes in metals prices and other factors. In addition to this section, refer to the "Operations Review" and "Financial Review" sections for additional details on our outlook for 2020.

Commodity Markets

In March 2020, the World Health Organization declared the COVID-19 outbreak a global pandemic. The current and future impacts on global commerce are anticipated to be far-reaching. To date there has been significant volatility in stock markets, commodities and foreign exchange markets, restrictions on the conduct of business in many jurisdictions and the global movement of people and some goods has become restricted.

Our 2020 operational and financial performance will be influenced by a number of factors. At the macro-level, the impact of COVID-19 and the general performance of the Chinese, North American and global economies will influence the demand for our products. The realized prices we achieve in the commodity markets significantly affect our financial performance.

While commodity prices have declined in U.S. dollar terms during the first quarter of 2020, our operations in Canada have benefited from the weakening of local currencies relative to the U.S. dollar. During the first quarter, we recorded inventory net realizable value write-downs of $10.4 million related to inventories in Peru as a result of the current low realizable value of copper metal. Additional write-downs of inventory or reversals of the write-downs taken this period may occur over the balance of 2020 as commodity prices and foreign exchange rates fluctuate. We also suspended our operations in Peru to safeguard the health of our employees in conjunction with requirements of local governments.

We remain confident in the longer-term outlook for the commodities we produce, however there is significant ongoing short to medium-term uncertainty surrounding COVID-19 and the extent and duration of the impacts that it may have on demand and prices for the commodities we produce, on our suppliers, on our employees and on global financial markets. As a result, we may experience production below estimated levels, increased costs and significantly reduced revenue. This could lead to a material adverse effect on our financial performance, liquidity and results of operations.

FINANCIAL REVIEW

Financial Results

In the first quarter of 2020, we recorded a net loss of $76.1 million compared to a loss of $13.4 million for the same period in 2019, a decrease in profit of $62.7 million.

The following table provides further details on these variances:

(in $ millions)	Three months ended March 31, 2020

(Decrease) increase in components of profit or loss:
Revenues	(47.2)
Cost of sales
Mine operating costs	(17.3)
Depreciation and amortization	(9.3)
Selling and administrative expenses	9.8
Other operating expenses	6.2
Net finance expense	(5.2)
Other	(0.4)
Tax	0.7
Decrease in profit for the period	(62.7)

Revenue

Revenue for the first quarter of 2020 was $245.1 million, $47.2 million lower than the same period in 2019, primarily as a result of lower metal prices for copper and zinc and sales volumes for copper and silver, partially offset by higher zinc sales volumes, higher gold prices and a lower relative variable consideration adjustment.

(in $ millions)	Three months ended March 31, 2020

Metals prices[1]
Lower copper prices	(13.5)
Lower zinc prices	(14.5)
Higher gold prices	10.3
Higher silver prices	0.9
Sales volumes
Lower copper sales volumes	(51.4)
Higher zinc sales volumes	11.1
Higher gold sales volumes	5.2
Lower silver sales volumes	(11.9)
Other
Change in derivative mark-to-market on zinc	(3.2)
Molybdenum and other volume and pricing differences	1.9
Variable consideration adjustments	13.5
Effect of lower treatment and refining charges	4.4
Decrease in revenue in 2020 compared to 2019	(47.2)
[1] See discussion below for further information regarding metals prices.

Our revenue by significant product type is summarized below:

	Three months ended
(in $ millions)	Mar. 31, 2020	Mar. 31, 2019
Copper	139.2	202.3
Zinc	63.6	67.2
Gold	48.5	28.5
Silver	12.0	26.6
Molybdenum	9.1	6.3
Other metals	0.9	1.1
Revenue from contracts	273.3	332.0
Variable consideration adjustments	(2.8)	(16.3)
Pricing and volume adjustments[1]	(9.7)	(3.3)
Treatment and refining charges	(15.7)	(20.1)

Revenue	245.1	292.3

[1] Pricing and volume adjustments represents mark-to-market adjustments on provisionally prices sales, realized and unrealized changes to fair value for non-hedge derivative contracts and adjustments to originally invoiced weights and assays.

For further detail on variable consideration adjustments, refer to note 15 of our consolidated interim financial statements.

Realized sales prices

This measure is intended to enable management and investors to understand the average realized price of metals sold to third parties in each reporting period. The average realized price per unit sold does not have any standardized meaning prescribed by IFRS, is unlikely to be comparable to similar measures presented by other issuers, and should not be considered in isolation or a substitute for measures of performance prepared in accordance with IFRS.

For sales of copper, gold and silver we may enter into non-hedge derivatives ("QP hedges") which are intended to manage the provisional pricing risk arising from quotational period terms in concentrate sales agreements. The QP hedges are not removed from the calculation of realized prices. We expect that gains and losses on QP hedges will offset provisional pricing adjustments on concentrate sales contracts.

Our realized prices for the first quarter in 2020 and 2019, respectively, are summarized below:

			Realized prices[1] for the
			Three months ended
		LME QTD 2020[2]	Mar. 31, 2020	Mar. 31, 2019
Prices
Copper	$/lb	2.56	2.52	2.84
Zinc[3]	$/lb	0.97	1.06	1.31
Gold[4]	$/oz		1,730	1,347
Silver[4]	$/oz		24.23	25.34
Molybdenum	$/lb		9.01	12.47

[1] Realized prices exclude refining and treatment charges and are on the sale of finished metal or metal in concentrate. Realized prices include the effect of provisional pricing adjustments on prior period sales.

[2] London Metal Exchange average for copper and zinc prices.

[3] All sales for the three months ended March 31, 2020 and 2019 were cast zinc metal. Zinc realized prices include premiums paid by customers for delivery of refined zinc metal, but exclude unrealized gains and losses related to non-hedge derivative contracts that are included in zinc revenues.

[4] Sales of gold and silver from our 777 and Constancia mines are subject to our precious metals stream agreement with Wheaton Precious Metals, pursuant to which we recognize deferred revenue for precious metals deliveries and also receive cash payments. Stream sales are included within realized prices and their respective deferred revenue and cash payment rates can be found on page 23.

The following table provides a reconciliation of average realized price per unit sold, by metal, to revenues as shown in the consolidated interim financial statements.

Three months ended March 31, 2020
(in $ millions) [1]	Copper	Zinc	Gold	Silver	Molybdenum	Other	Total
Revenue per financial statements	139.2	63.6	48.5	12.0	9.1	0.9	273.3
Pricing and volume adjustments[2]	(5.5)	(3.0)	(2.5)	1.9	(0.6)	-	(9.7)
Derivative mark-to-market[3]	-	2.2	-	-	-	-	2.2
Revenue, excluding mark-to-market on non-QP hedges	133.7	62.8	46.0	13.9	8.5	0.9	265.8
Payable metal in concentrate sold [4]	24,072	26,792	26,574	575,922	431	-	-
Realized price [5]	5,555	2,342	1,730	24.23	19,870	-	-
Realized price [6]	2.52	1.06	-	-	9.01	-	-
Three months ended March 31, 2019
(in $ millions) [1]	Copper	Zinc	Gold	Silver	Molybdenum	Other	Total
Revenue per financial statements	202.3	67.2	28.5	26.6	6.3	1.1	332.0
Pricing and volume adjustments[2]	(3.7)	-	2.0	(1.7)	0.1	-	(3.3)
Derivative mark-to-market[3]	-	(1.0)	-	-	-	-	(1.0)
Revenue, excluding mark-to-market on non-QP hedges	198.6	66.2	30.5	24.9	6.4	1.1	327.7
Payable metal in concentrate sold [4]	31,717	22,954	22,629	982,906	234	-	-
Realized price [5]	6,264	2,884	1,347	25.34	27,489	-	-
Realized price [6]	2.84	1.31	-	-	12.47	-	-

1 Average realized price per unit sold may not calculate based on amounts presented in this table due to rounding.

2 Pricing and volume adjustments represents mark-to-market adjustments on provisionally priced sales, realized and unrealized changes to fair value for non-hedge derivative contracts and adjustments to originally invoiced weights and assays.

3 Derivative mark-to-market excludes mark-to-market on QP hedges.

4 Copper and zinc shown in metric tonnes and gold and silver shown in ounces.

5 Realized price for copper, zinc and molybdenum in $/metric tonne and realized price for gold and silver in $/oz.

6 Realized price for copper, zinc and molybdenum in $/lb.

The price, quantity and mix of metals sold, affect our revenue, operating cash flow and profit. Revenue from metals sales can vary from quarter to quarter due to production levels, shipping volumes and transfer of risk and title to customers.

Stream Sales

The following table shows stream sales included within realized prices and their respective deferred revenue and cash payment rates:

		Three months ended
		Mar. 31, 2020
		Manitoba	Peru
Gold	oz	2,440	1,326
Silver	oz	41,400	349,622

Gold deferred revenue drawdown rate[1,2]	$/oz	1,164	976
Gold cash rate[3]	$/oz	420	404

Silver deferred revenue drawdown rate[1,2]	$/oz	22.09	21.52
Silver cash rate[3]	$/oz	6.20	5.96

		Three months ended
		Mar. 31, 2019
		Manitoba	Peru
Gold	oz	3,614	3,507
Silver	oz	99,433	734,525

Gold deferred revenue drawdown rate[1,2]	$/oz	1,176	948
Gold cash rate [3]	$/oz	416	400

Silver deferred revenue drawdown rate[1,2]	$/oz	22.50	21.77
Silver cash rate [3]	$/oz	6.14	5.90

[1] For the three months ended March 31, 2020 deferred revenue amortization is recorded in Manitoba at C$1,556/oz and C$29.58/oz for gold and silver (March 31, 2019 - C$1,562/oz and C$29.89/oz for gold and silver), respectively, and converted to US dollars at the exchange rate in effect at the time of revenue recognition.

[2] Deferred revenue drawdown rates for gold and silver do not include variable consideration adjustments.

[3] The gold and silver cash rate for Manitoba increased by 1% from $400/oz and $5.90/oz effective August 1, 2015. Subsequently every year, on August 1, the cash rate will increase by 1% compounded. The weighted average cash rate is disclosed. The gold and silver cash rate for Peru increased by 1% from $400/oz and $5.90/oz effective July 1, 2019. Subsequently every year, on July 1, the cash rate will increase by 1% compounded. The weighted average cash rate is disclosed.

Cost of Sales

Our detailed cost of sales is summarized as follows:

(in thousands)	Three months ended
	Mar. 31, 2020	Mar. 31, 2019
Peru
Mining	19,942	23,886
Milling	33,338	35,036
Changes in product inventory	(243)	(7,327)
Depreciation and amortization	47,242	49,316
G&A	19,058	12,525
Overhead costs related to suspension of activities (cash)	3,454	-
Freight, royalties and other charges	11,264	14,075
Total Peru cost of sales	134,055	127,511
Manitoba
Mining	44,666	45,646
Milling	11,543	11,837
Zinc plant	18,942	17,031
Changes in product inventory	(3,296)	(9,890)
Depreciation and amortization	39,197	27,814
G&A	13,932	13,281
Freight, royalties and other charges	8,057	7,216
Total Manitoba cost of sales	133,041	112,935
Cost of sales	267,096	240,446

Total cost of sales for the first quarter of 2020 was $267.1 million, reflecting an increase of $26.6 million from the first quarter of 2019. Cost of sales related to Peru increased for the first quarter of 2020 compared to the same period of 2019 by $6.5 million. The increase is primarily the result an inventory write-down in Peru of $10.4 million to reflect lower realizable inventory values resulting from the current low copper prices. In addition, the temporary suspension of operations at Constancia in March 2020 following the declaration of a state of emergency resulted in an adjustment to cost of sales by $6.3 million of fixed overhead costs (cash: $3.5 million, non-cash: $2.8 million) that would ordinarily have been capitalized to inventories and property, plant, and equipment. This change was offset by lower mining and milling costs resulting from lower production. In Manitoba, cost of sales increased by $20.1 million compared to the first quarter of 2019 primarily as a result of higher depreciation associated with higher mining activities and relative product inventory changes.

For details on unit operating costs refer to the respective tables in the "Operations Review" section of this MD&A.

For the first quarter of 2020, other significant variances in expenses from operations, compared to the same period in 2019, include the following:

-  Selling and administrative expenses decreased by $9.8 million compared to the same period in 2019. This decrease was mainly due to lower administration costs and lower stock-based compensation charges as a result of the relative impact of the revaluation of previously issued share units to lower share prices.

-  Other operating expenses decreased by $6.2 million compared to the first quarter of 2019 primarily as a result of a delivery obligation of $7.5 million recorded in the first quarter of 2019 related to the Pampacancha deposit whereas no comparable charge was booked in the current quarter.

-  Net finance expense increased by $5.2 million compared to the same period in 2019 primarily as a result of losses recorded for our embedded derivatives, unrealized losses on investments at fair value through profit or loss as well as higher costs due to the cessation of capitalizing interest costs on the Rosemont project as of October 1, 2019. This was partially offset by higher foreign exchange gains due to the effect of a weaker Canadian dollar and lower financing costs on deferred revenue from a lower relative variable consideration adjustment.

Tax Recovery

For the three months ended March 31, 2020, tax recovery increased by $0.7 million compared to the same period in 2019. The following table provides further details:

	Three months ended
	Mar. 31, 2020	Mar. 31, 2019

(in $ thousands)
Deferred tax recovery - income tax [1]	$(3,804)	$(12,379)
Deferred tax (recovery) expense - mining tax [1]	(1,161)	3,009
Total deferred tax recovery	(4,965)	(9,370)
Current tax (recovery) expense - income tax	(336)	6,009
Current tax recovery - mining tax	(17)	(1,335)
Total current tax (recovery) expense	(353)	4,674
Tax recovery	$(5,318)	$(4,696)
[1] Deferred tax (recovery) expense represents our draw down/increase of non-cash deferred income and mining tax assets/liabilities.

Income Tax Recovery

Applying the estimated Canadian statutory income tax rate of 27.0% to our loss before taxes of $81.5 million for the first quarter in 2020 would have resulted in a tax recovery of approximately $22.0 million; however, we recorded an income tax recovery of $4.1 million. The significant items causing our effective income tax rate to be different than the 27.0% estimated Canadian statutory income tax rate include:

- Certain deductible temporary differences mostly with respect to Peru, and mostly relating to the decommissioning and restoration liabilities, were not recognized as we have determined that it is not probable that we will realize the recovery of these deferred tax assets based on the timing of the reversals of the deductible temporary differences and the future projected taxable profit of the Peruvian operations.  This has resulted in deferred tax expense of $7.8 million.

- Decrease in the deferred tax recovery of approximately $14.5 million as certain non-monetary assets are recognized at historical cost while the tax bases of the assets change as the exchange rates fluctuates, which creates taxable temporary differences.

- Certain deductible temporary differences with respect to our foreign operations are recorded using an income tax rate other than the Canadian statutory income tax rate of 27%, resulting in a deferred tax recovery of $3.2 million.

- An increase to the expected tax recovery of $2.2 million due to a change in the period in which temporary differences are expected to reverse in Peru under the tax stability agreement currently in place.

Mining Tax Recovery

Applying the estimated Manitoba mining tax rate of 10.0% to our loss before taxes of $81.5 million for 2020 would have resulted in a tax recovery of approximately $8.1 million and we recorded a mining tax recovery of $1.2 million. Effective mining tax rates can vary significantly based on the composition of our earnings and the expected amount of mining taxable profits. Corporate costs and other costs not related to mining operations are not deductible in computing mining profits. A brief description of how mining taxes are calculated in our various business units is discussed below.

Manitoba

The Province of Manitoba imposes mining tax on profit related to the sale of mineral products mined in the Province of Manitoba (mining taxable profit) at the following rates:

-  10% of total mining taxable profit if mining profit is C$50 million or less;

-  15% of total mining taxable profit if mining profits are between C$55 million and C$100 million; and

-  17% of total mining taxable profit if mining profits exceed C$105 million.

We estimate that the tax rate that will be applicable when temporary differences reverse will be approximately 10.0%.

Peru

The Peruvian government imposes two parallel mining tax regimes, the Special Mining Tax and the Modified Royalty, on companies' operating mining income on a sliding scale, with progressive rates ranging from 2.0% to 8.4% and 1.0% to 12.0%, respectively. Based on financial forecasts, we have recorded a deferred tax liability as at March 31, 2020, at the tax rate we expect to apply when temporary differences reverse.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity

As at March 31, 2020, our liquidity includes $306.0 million in cash and cash equivalents as well as $445.9 million in undrawn availability under our revolving credit facilities. Although undrawn availability under our revolving credit facilities is expected to be negatively affected by lower metal prices and the suspension of operations at Constancia, we continue to take prudent steps to manage our balance sheet and maintain a strong liquidity position. This includes amendments to our revolving credit facility covenants made during the first quarter of 2020 that included replacing total debt to EBITDA with net debt to EBITDA which increased our March 31, 2020 available liquidity by $443 million. Subsequently, in the second quarter of 2020, we also announced a gold forward sale and prepay transaction that generated $115 million in cash proceeds to further improve our liquidity position and prefund our growth expenditures in Manitoba. We expect that our current liquidity together with cash flows from operations will be sufficient to meet our liquidity needs for 2020.

To the extent that metals prices remain depressed for a protracted period or decline materially from current levels, the Peru state of emergency results in a prolonged suspension of our Constancia operations or we experience additional COVID-19 related interruptions to our business or we have other unanticipated demands on liquidity, we may need to raise additional financing, further amend our credit facility covenants, reduce discretionary sustaining, growth or exploration spending or pursue other corporate initiatives.

Senior Secured Revolving Credit Facilities and Surety Bonds

We have two revolving credit facilities (the "Credit Facilities") for our Canadian and Peruvian businesses, with combined total availability of $550 million and substantially similar terms and conditions. As at March 31, 2020, between our Credit Facilities we have drawn $104.1 million in letters of credit, leaving total undrawn availability of $445.9 million. As at March 31, 2020, we were in compliance with our covenants under the Credit Facilities.

The Credit Facilities were amended on February 12, 2020 to provide us with additional flexibility during the development of the New Britannia and Pampacancha projects.

As a result of the re-negotiated terms, we have increased our availability under the Credit Facilities by $443 million as of March 31, 2020.

As at March 31, 2020, the Arizona business unit had $8.6 million in surety bonds and the Peru business unit had $20.0 million in surety bonds, issued to support future reclamation and closure obligations. In addition, the Peru business unit had $24.8 million in letters of credit issued under the Peru revolving credit facility to support its reclamation obligations and the Manitoba business unit had $79.3 million in letters of credit issued under the Canada revolving credit facility to support its reclamation and pension obligations. The Peru business unit also had $45.0 million in letters of credit issued with various Peruvian financial institutions.

No cash collateral is required to be posted under these letters of credit or surety bonds.

Financial Condition

Financial Condition as at March 31, 2020 compared to December 31, 2019

Cash and cash equivalents decreased by $90.1 million to $306.0 million as at March 31, 2020. This decrease was mainly a result of $51.1 million of funding for capital investments primarily at our Peru and Manitoba operations, together with interest and other financing payments of $51.9 million, partially offset by cash flow from operating activities of $9.1 million. We hold the majority of our cash and cash equivalents in low-risk, liquid investments with major Canadian and Peruvian financial institutions.

Working capital decreased by $78.2 million to $193.0 million from December 31, 2019 to March 31, 2020, primarily due to the decrease in our cash and cash equivalents position by $90.1 million, an increase in our other current financial liabilities by $42.0 million arising mostly from the execution of the Pampacancha surface rights agreement and other community agreements, a decrease of accounts receivable by $19.8 million due to the timing of cash receipts, partially offset by a decrease of accounts payable by $49.0 million due to reduced accruals from lower Peruvian operational activity and lower interest accruals due to timing of payments.

Cash Flows

The following table summarizes our cash flows for the three months ended March 31, 2020 and March 31, 2019:

(in $ thousands)	Three months ended
	Mar. 31, 2020	Mar. 31, 2019
Operating cash flow before changes in non-cash working capital	41,951	85,684
Change in non-cash working capital	(32,865)	(23,984)
Cash generated from operating activities	9,086	61,700
Cash (used in) generated by investing activities	(49,947)	(39,263)
Cash (used in) generated by financing activities	(51,932)	(52,253)
Effect of movement in exchange rates on cash and cash equivalents	2,644	186
(Decrease) increase in cash and cash equivalents	(90,149)	(29,630)

Cash Flow from Operating Activities

Cash generated from operating activities was $9.1 million during the first quarter of 2020, a decrease of $52.6 million compared with the same period last year. Operating cash flow before change in non-cash working capital was $42.0 million during the first quarter of 2020, reflecting a decrease of $43.7 million compared to the first quarter of 2019. The decrease in operating cash flow is primarily the result of the significant negative impact of COVID-19 on realized base metal prices as well as lower copper and silver sales volumes compared to the first quarter of 2019.

Cash Flow from Investing and Financing Activities

During the first quarter of 2020, we used $101.9 million in investing and financing activities, primarily driven by $51.1 million of capital expenditures, interest payments of $37.4 million, capitalized lease payments of $9.0 million, and net financing fees paid of $3.7 million.

Capital Expenditures

The following summarizes accrued and cash additions to capital assets for the periods indicated:

	Three months ended		Guidance
	Mar. 31, 2020	Mar. 31, 2019	Annual
(in $ millions)			2020 [1]
Manitoba sustaining capital expenditures	23.8	24.1	100.0
Peru sustaining capital expenditures [2]	12.5	10.5	* [1]
Total sustaining capital expenditures	36.3	34.6
Arizona capitalized costs	3.1	4.6	20.0
Peru growth capitalized expenditures	70.2	0.3	* [1]
Manitoba growth capitalized expenditures	3.6	-	80.0
Other capitalized costs [3]	43.1	10.1
Capitalized exploration	1.4	0.9	15.0
Capitalized interest	-	3.3
Total other capitalized costs	121.4	19.2
Total capital additions	157.7	53.8
Reconciliation to cash capital additions:
Decommissioning and restoration obligation	(41.8)	(13.7)
Capitalized interest	-	(3.3)
Right-of-use asset additions	(2.4)	(2.5)
Community agreement accruals	(68.5)	-
Changes in capital accruals and other	6.1	8.0
Total cash capital additions	51.1	42.3
[1] Previously issued Constancia guidance suspended pending further review.
[2] Peru sustaining capital expenditures includes capitalized stripping costs.
[3] Other capitalized costs include decommissioning and restoration adjustments.

Sustaining capital expenditures in Manitoba for the three months ended March 31, 2020 were $23.8 million, a decrease of $0.3 million compared to the same period in 2019. Sustaining capital expenditures in Peru for the three months ended March 31, 2020 were $12.5 million, representing an increase of $2.0 million, from the same period in 2019. The increase in Peru sustaining capital expenditures compared to the same period last year was mainly due to process plant projects partially offset by lower tailings management construction costs.

Peru growth capital of $70.2 million includes the recognition of future spending obligations arising from the execution of the surface rights agreement with the local community and agreements related to current uses of the land by certain community members. To date, these amounts have not been spent and the majority of expenditures under these agreements will become payable upon the finalization of all remaining agreements in recognition of current uses of the land and the successful transfer of land access rights to Hudbay.

Other capitalized costs of $43.1 million relates primarily to the remeasurement of previously recognized decommissioning and restoration liabilities at our Peru and Manitoba operations as a result of substantially lower discount rates at the end of the first quarter versus December 31, 2019.

We continue to monitor the impact of COVID-19 on reduced global economic activity and the corresponding effects on our operations and the demand for the metals we produce. We are taking prudent steps to manage our balance sheet, including the execution of the $115 million gold forward sale transaction to fund the New Britannia project. To the extent that metals prices decline materially from current levels, we have the ability to defer some of our capital growth project capital spend in Manitoba and Peru, with the potential for a further reduction in capital spending if the prevailing economic environment persists over a longer period.

Capital Commitments

As at March 31, 2020, we had outstanding capital commitments in Canada of approximately $18.3 million of which  $13.0 million can be terminated, approximately $34.4 million in Peru primarily related to exploration option agreements, all of which can be terminated, and approximately $178.9 million in Arizona, primarily related to our Rosemont project, of which approximately $87.9 million can be terminated.

Contractual Obligations

The following table summarizes our significant contractual obligations as at March 31, 2020:

		Less than 12 months	13 - 36 months	37 - 60 months	More than 60 months
Payment Schedule (in $ millions)	Total
Long-term debt obligations[1]	1,321.7	79.2	551.0	691.5	0.0
Lease obligations	161.9	89.6	66.7	2.6	3.0
Purchase obligation - capital commitments	231.6	31.7	39.7	14.9	145.3
Purchase obligation - other commitments[2]	704.9	312.7	223.3	127.0	41.9
Pension and other employee future benefits obligations[3]	145.0	13.8	32.8	6.6	91.8
Community agreement obligations	112.8	62.0	9.4	7.7	33.7
Decommissioning and restoration obligations[4]	252.7	21.9	36.3	11.3	183.2
Total	2,930.6	610.9	959.2	861.6	498.9
[1] Long-term debt obligations include scheduled interest payments, as well as principal repayments.

[2] Primarily made up of long-term agreements with operational suppliers, obligations for power purchase, Pampacancha delivery obligation, concentrate handling, fleet and port services, as well as deferred consideration arising from the acquisition of Rosemont's minority interest.

[3] Discounted.
[4] Before inflation.

In addition to the contractual obligations included in the above payment schedule, we also have the following commitments which impact our financial position:

-  A profit-sharing plan with most Manitoba employees;

-  A profit-sharing plan with all Peru employees;

-  Wheaton precious metals stream agreements for the 777 mine and Constancia mines;

-  A net smelter returns royalty agreement related to the 777 mine; and,

-  Various royalty agreements related to the Constancia mine.

Outstanding Share Data

As of May 13, 2020, there were 261,272,151 common shares of Hudbay issued and outstanding. In addition, there were options for an aggregate of 1,455,309 common shares outstanding.

FINANCIAL RISK MANAGEMENT

Impact of COVID-19

As a result of the COVID-19 global pandemic, we have experienced operational, supply chain, travel, labour and shipping disruptions, and may continue to experience similar disruptions in the future. As a result, we may experience production below anticipated levels, increased costs or significantly reduced revenue. This may lead to a material adverse effect on our financial performance, liquidity and operating results. The resumption of normal operating activities is highly dependent on the global response and impact of the COVID-19 global pandemic.

Metals Price Strategic Risk Management

From time to time, we maintain price protection programs and conduct commodity price risk management to reduce risk through the use of financial instruments.

Commodity prices are a key driver of our financial and operational results.  Our strategic objective is to provide our investors with exposure to base metals prices, unless a reason exists to implement a hedging arrangement.

In the normal course, we typically consider base metal price hedging:

-  In conjunction with a major capital commitment to a growth opportunity for which operating cash flow is a key funding source;

-  To ensure the viability of a shorter life and/or higher cost mine;

-  To manage the risk associated with provisional pricing terms in concentrate purchase and sale agreements;

-  To offset fixed price zinc sales contracts with customers.

On May 7, 2020, we announced a gold forward sale and prepay transaction which generated $115 million in cash proceeds. The transaction eliminates commodity price risk for 79,954 gold ounces in 2022 and 2023. The transaction valued the future gold ounce delivery obligation at forward curve prices averaging approximately $1,682 per ounce. The gold delivery obligation is to be satisfied with a monthly delivery of 3,331 gold ounces over a 24-month period from January 2022 to December 2023.

On an ongoing basis, we typically enter into copper hedging transactions intended to manage the risk associated with provisional pricing terms in concentrate sales agreements.

As at March 31, 2020, we had 24,500 tonnes of copper fixed for floating swaps outstanding at an average fixed receivable price of $2.55/lb associated with provisional pricing risk in concentrate sales agreements. These swaps settle across April to August 2020.

To provide a service to customers who purchase zinc from our plants and require known future prices, we enter into fixed price sales contracts. To ensure that we continue to receive a floating or unhedged realized zinc price, we enter into forward zinc purchase contracts that effectively offset the fixed price sales contracts with our customers.

From time to time, we enter into gold and silver forward sales contracts to hedge the commodity price risk associated with the future settlement of provisionally priced deliveries. We are generally obligated to deliver gold and silver to Wheaton prior to the determination of final settlement prices. These forward sales contracts are entered into at the time we deliver gold and silver to Wheaton, and are intended to mitigate the risk of subsequent adverse gold and silver price changes. Gains and losses resulting from the settlement of these derivatives are recorded directly to revenue, as the forward sales contracts do not achieve hedge accounting, and the associated cash flows are classified in operating activities. Our swap agreements are with counterparties we believe to be creditworthy and do not require us to provide collateral.

Interest Rate and Foreign Exchange Risk Management

To the extent that we incur indebtedness at variable interest rates to fund our growth objectives, we may enter into interest rate hedging arrangements to manage our exposure to short-term interest rates. To the extent that we make commitments to capital expenditures denominated in foreign currencies, we may enter into foreign exchange forwards or acquire foreign currency outright, which may result in foreign exchange gains or losses in our consolidated interim income statements.

At March 31, 2020, approximately $271.0 million of our cash and cash equivalents was held in US dollars, approximately $22.5 million of our cash and cash equivalents was held in Canadian dollars, and approximately $12.5 million of our cash and cash equivalents was held in Peruvian soles.

TREND ANALYSIS AND QUARTERLY REVIEW

The following table sets forth selected consolidated financial information for each of our eight most recently completed quarters:

	2020	2019				2018

(in $ millions)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Revenue	245.1	324.5	291.3	329.4	292.3	351.8	362.6	371.3
Gross margin	(22.0)	25.6	31.0	43.1	51.8	75.2	85.3	92.5
Profit (loss) before tax	(81.5)	(42.4)	(348.4)	(43.9)	(18.1)	17.7	30.3	49.8
(Loss) profit	(76.1)	(1.5)	(274.8)	(54.1)	(13.4)	(3.5)	22.8	24.7
(Loss) earnings per share:
Basic and Diluted	(0.29)	(0.01)	(1.05)	(0.21)	(0.05)	(0.01)	0.09	0.09
Operating cash flow[1]	42.0	69.1	71.2	81.3	85.7	104.3	122.9	134.0
[1] Operating cash flow before changes in non-cash working capital

The COVID-19 pandemic had a significant impact on our business in the first quarter of 2020, negatively impacting both production and the prices we received for our products. Due to the temporary suspension of operations at Constancia in March 2020, we had lower mill throughput and sales volumes, and higher production costs by $6.3 million as a result of the immediate recognition of fixed overhead production costs during the suspension period in our cost of sales. As Constancia operations remained suspended into the second quarter of 2020, we expect that there will be a charge for fixed overhead costs incurred during the suspension period in the second quarter. Also during the first quarter, the impact of the COVID-19 pandemic led to a decline in copper prices resulting in an inventory write-down of $10.4 million to reflect lower realizable inventory values.  Higher reserves and resources declared in the first quarter of 2020 led to a negative pre-tax revenue and finance expense adjustment totaling $3.8 million.

In 2019, the lower realized prices for copper and zinc, combined with a trend towards lower copper grades in the Constancia mine plan and the closure of the Reed copper mine in August 2018 resulted in lower revenues and gross margin, despite the lower Constancia grades being partially offset by higher mill throughput and recoveries. Earnings in 2019 were also impacted by an after-tax impairment charge of $242.1 million in the third quarter of 2019 following the U.S. District Court for the District of Arizona's decision related to the Rosemont project permits, as well as a write down of $26.0 million related to the UCM receivable in the second quarter of 2019 which was exchanged for higher ownership in the Rosemont project prior to purchasing the remaining interest from UCM. In the first quarter of 2019, pre-tax revenue and finance expenses were negatively impacted by a $22.3 million charge due to a deferred revenue adjustment arising from higher reserves and resources. In addition, in the first quarter of 2019, an additional delivery obligation of $7.5 million was recognized related to the expectation that mining of the Pampacancha deposit will not begin until 2020.

NON-IFRS FINANCIAL PERFORMANCE MEASURES

Net debt is shown because it is a performance measure used by the Company to assess our financial position. Cash cost, sustaining and all-in sustaining cash cost per pound of copper produced are shown because we believe they help investors and management assess the performance of our operations, including the margin generated by the operations and the Company. Cash cost and sustaining cash cost per pound of zinc produced are shown because we believe they help investors and management assess the performance of our Manitoba operations. These measures do not have a meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers. These measures should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS and are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate these measures differently.

Net Debt

The following table presents our calculation of net debt as at March 31, 2020 and December 31, 2019:

(in $ thousands)	Mar. 31, 2020	Dec. 31, 2019
Total long-term debt, as per IFRS financial statements	988,074	985,255
Cash and cash equivalents, as per IFRS financial statements	(305,997)	(396,146)
Net debt	682,077	589,109

Cash Cost, Sustaining and All-in Sustaining Cash Cost (Copper Basis)

Cash cost per pound of copper produced ("cash cost") is a non-IFRS measure that management uses as a key performance indicator to assess the performance of our operations. Our calculation designates copper as our primary metal of production as it has been the largest component of revenues. The calculation is presented in four manners:

-  Cash cost, before by-product credits - This measure is gross of by-product revenues and is a function of the efforts and costs incurred to mine and process all ore mined. However, the measure divides this aggregate cost over only pounds of copper produced, our primary metal of production. This measure is generally less volatile from period to period, as it is not affected by changes in the price received for by-product metals. It is, however, significantly affected by the relative mix of copper concentrate and finished zinc production, where the sale of the zinc will occur later, and an increase in production of zinc metal will tend to result in an increase in cash cost under this measure. In the first quarter of 2020, as a result of the temporary suspension of operations in Peru, fixed overhead production costs incurred during the suspension were directly charged to cost of sales. These costs did not contribute to production of inventory and were therefore excluded from the calculation of cash costs.

-  Cash cost, net of by-product credits - In order to calculate the net cost to produce and sell copper, the net of by-product credits measure subtracts the revenues realized from the sale of the metals other than copper. The by-product revenues from zinc, gold, and silver are significant and are integral to the economics of our operations. The economics that support our decision to produce and sell copper would be different if we did not receive revenues from the other significant metals being extracted and processed. This measure provides management and investors with an indication of the minimum copper price consistent with positive operating cash flow and operating margins, assuming realized by-product metal prices are consistent with those prevailing during the reporting period. It also serves as an important operating statistic that management and investors utilize to measure our operating performance versus that of our competitors. However, it is important to understand that if by-product metal prices decline alongside copper prices, the cash cost net of by-product credits would increase, requiring a higher copper price than that reported to maintain positive cash flows and operating margins.

-  Sustaining cash cost, net of by-product credits - This measure is an extension of cash cost that includes cash sustaining capital expenditures, including payments on capitalized leases, capitalized sustaining exploration, net smelter returns royalties, payments on long term community agreements, as well as accretion and amortization for expected decommissioning activities for producing assets. It does not include corporate selling and administrative expenses. It provides a more fulsome measurement of the cost of sustaining production than cash cost, which is focused on operating costs only.

-  All-in sustaining cash cost, net of by-product credits - This measure is an extension of sustaining cash cost that includes corporate G&A, regional costs, accretion and amortization for community agreements relating to current operations, and accretion and amortization for expected decommissioning activities for non-producing assets. Due to the inclusion of corporate selling and administrative expenses, all-in sustaining cash cost is presented on a consolidated basis only.

The tables below present a detailed build-up of cash cost and sustaining cash cost, net of by-product credits, by business unit in addition to consolidated all-in sustaining cash cost, net of by-product credits, and reconciliations between cash cost, net of by-product credits, to the most comparable IFRS measures of cost of sales for the three  months ended March 31, 2020 and 2019. Cash cost, net of by-product credits may not calculate exactly based on amounts presented in the tables below due to rounding.

Consolidated	Three months ended
Net pounds of copper produced
(in thousands)	Mar. 31, 2020	Mar. 31, 2019
Peru	42,527	70,201
Manitoba	11,784	13,512
Net pounds of copper produced	54,311	83,713

Consolidated	Three months ended
	Mar. 31, 2020		Mar. 31, 2019
Cash cost per pound of copper produced	$000s	$/lb	$000s	$/lb
Cash cost, before by-product credits	183,151	3.37	197,561	2.36
By-product credits, net of deferred revenue	(117,319)	(2.16)	(104,230)	(1.25)
Cash cost, net of by-product credits	65,832	1.21	93,331	1.11

Consolidated	Three months ended
	Mar. 31, 2020		Mar. 31, 2019
Supplementary cash cost information	$000s	$/lb [1]	$000s	$/lb [1]
By-product credits:
Zinc	60,500	1.11	67,152	0.80
Gold [3]	46,404	0.85	17,038	0.20
Silver [3]	10,715	0.20	22,059	0.26
Molybdenum & other	9,460	0.17	7,491	0.09
Total by-product credits	127,079	2.34	113,740	1.36
Less: deferred revenue [3]	(9,760)	(0.18)	(9,510)	(0.11)
Total by-product credits, net of deferred revenue	117,319	2.16	104,230	1.25
Reconciliation to IFRS:
Cash cost, net of by-product credits	65,832		93,331
By-product credits	127,079		113,740
Change in deferred revenues	(9,760)		(9,510)
Treatment and refining charges	(15,696)		(20,143)
Share-based payment	(215)		426
Inventory adjustments	10,375		-
Change in product inventory	(3,539)		(17,217)
Royalties	3,127		2,689
Overhead costs related to suspension of activities (cash)	3,454		-
Depreciation and amortization[2]	86,439		77,130
Cost of sales[4]	267,096		240,446
[1] Per pound of copper produced.
[2] Depreciation is based on concentrate sold.

[3] Three months ended March 31, 2020 and March 31, 2019 gold and silver by-product credits and deferred revenue both reflect the $2.8 and $16.3 million revenue adjustment, respectively primarily associated with the increase in reserves and resources at the 777 mine.

[4] As per IFRS financial statements.

Peru	Three months ended
(in thousands)	Mar. 31, 2020	Mar. 31, 2019
Net pounds of copper produced[1]	42,527	70,201
[1] Contained copper in concentrate.

Peru	Three months ended
	Mar. 31, 2020		Mar. 31, 2019
Cash cost per pound of copper produced	$000s	$/lb	$000s	$/lb
Mining	19,942	0.47	23,886	0.34
Milling	33,338	0.78	35,036	0.50
G&A	8,747	0.21	12,440	0.18
Onsite costs	62,027	1.46	71,362	1.02
Treatment & refining	10,714	0.25	15,018	0.21
Freight & other	9,784	0.23	12,755	0.18
Cash cost, before by-product credits	82,525	1.94	99,135	1.41
By-product credits, net of deferred revenue	(13,197)	(0.31)	(16,225)	(0.23)
Cash cost, net of by-product credits	69,328	1.63	82,910	1.18

Peru	Three months ended
	Mar. 31, 2020		Mar. 31, 2019
Supplementary cash cost information	$000s	$/lb [1]	$000s	$/lb [1]
By-product credits:
Gold	5,618	0.13	8,404	0.12
Silver	6,991	0.16	22,181	0.32
Molybdenum	8,558	0.20	6,426	0.09
Total by-product credits	21,167	0.50	37,011	0.53
Less: deferred revenue	(7,970)	(0.19)	(20,786)	(0.30)
Total by-product credits, net of deferred revenue	13,197	0.31	16,225	0.23
Reconciliation to IFRS:
Cash cost, net of by-product credits	69,328		82,910
By-product credits	21,167		37,011
Change in deferred revenues	(7,970)		(20,786)
Treatment and refining charges	(10,714)		(15,018)
Inventory adjustments	10,375		-
Share-based payment	(64)		85
Change in product inventory	(243)		(7,327)
Royalties	1,480		1,320
Overhead costs related to suspension of activities (cash)	3,454		-
Depreciation and amortization[2]	47,242		49,316
Cost of sales[3]	134,055		127,511
[1] Per pound of copper produced.
[2] Depreciation is based on concentrate sold.
[3] As per IFRS financial statements.

Manitoba	Three months ended
(in thousands)	Mar. 31, 2020	Mar. 31, 2019
Net pounds of copper produced[1]	11,784	13,512
[1] Contained copper in concentrate.

Manitoba	Three months ended
	Mar. 31, 2020		Mar. 31, 2019
Cash cost per pound of copper produced	$000s	$/lb	$000s	$/lb
Mining	44,666	3.79	45,646	3.38
Milling	11,543	0.98	11,837	0.88
Refining (zinc)	18,942	1.61	17,031	1.26
G&A	14,083	1.20	12,940	0.96
Onsite costs	89,234	7.57	87,454	6.47
Treatment & refining	4,982	0.42	5,125	0.38
Freight & other	6,410	0.54	5,847	0.43
Cash cost, before by-product credits	100,626	8.54	98,426	7.28
By-product credits, net of deferred revenue	(104,122)	(8.84)	(88,005)	(6.51)
Cash cost, net of by-product credits	(3,496)	(0.30)	10,421	0.77

Manitoba	Three months ended
	Mar. 31, 2020		Mar. 31, 2019
Supplementary cash cost information	$000s	$/lb [1]	$000s	$/lb [1]
By-product credits:
Zinc	60,500	5.13	67,152	4.97
Gold	40,786	3.46	8,634	0.64
Silver	3,724	0.32	(122)	(0.01)
Other	902	0.08	1,065	0.08
Total by-product credits	105,912	8.99	76,729	5.68
Less: deferred revenue	(1,790)	(0.15)	11,276	0.83
Total by-product credits, net of deferred revenue	104,122	8.84	88,005	6.51
Reconciliation to IFRS:
Cash cost, net of by-product credits	(3,496)		10,421
By-product credits	105,912		76,729
Change in deferred revenues	(1,790)		11,276
Treatment and refining charges	(4,982)		(5,125)
Share-based payment	(151)		341
Change in product inventory	(3,296)		(9,890)
Royalties	1,647		1,369
Depreciation and amortization[2]	39,197		27,814
Cost of sales[3]	133,041		112,935
[1] Per pound of copper produced.
[2] Depreciation is based on concentrate sold.
[3] As per IFRS financial statements.

Consolidated	Three months ended
	Mar. 31, 2020		Mar. 31, 2019
All-in sustaining cash cost per pound of copper produced	$000s	$/lb	$000s	$/lb
Cash cost, net of by-product credits	65,832	1.21	93,331	1.11
Cash sustaining capital expenditures	54,729	1.01	44,636	0.53
Capitalized exploration[1]	-	0.00	905	0.01
Royalties	3,127	0.06	2,689	0.03
Sustaining cash cost, net of by-product credits	123,688	2.28	141,561	1.69
Corporate selling and administrative expenses & regional costs	5,988	0.11	16,116	0.19
Accretion and amortization of decommissioning and community agreements[2]	801	0.01	72	0.00
All-in sustaining cash cost, net of by-product credits	130,477	2.40	157,749	1.88
[1] Only includes exploration costs incurred for locations near existing mines.
[2] Includes accretion and amortization of decommissioning relating to non-productive sites, and accretion and amortization of current community agreements.

Peru	Three months ended
	Mar. 31, 2020		Mar. 31, 2019
Sustaining cash cost per pound of copper produced	$000s	$/lb	$000s	$/lb
Cash cost, net of by-product credits	69,328	1.63	82,910	1.18
Cash sustaining capital expenditures	19,244	0.45	14,662	0.21
Royalties	1,480	0.03	1,320	0.02
Sustaining cash cost per pound of copper produced	90,052	2.12	98,892	1.41

Manitoba	Three months ended
	Mar. 31, 2020		Mar. 31, 2019
Sustaining cash cost per pound of copper produced	$000s	$/lb	$000s	$/lb
Cash cost, net of by-product credits	(3,496)	(0.30)	10,421	0.77
Cash sustaining capital expenditures	35,485	3.01	29,974	2.22
Capitalized exploration	-	0.00	905	0.07
Royalties	1,647	0.14	1,369	0.10
Sustaining cash cost per pound of copper produced	33,636	2.85	42,669	3.16

Zinc Cash Cost and Zinc Sustaining Cash Cost

Cash cost per pound of zinc produced ("zinc cash cost") is a non-IFRS measure that management uses as a key performance indicator to assess the performance of our Manitoba operations. This alternative cash cost calculation designates zinc as the primary metal of production as it is the largest component of revenues for our Manitoba business unit and should therefore be less volatile over time than Manitoba cash cost per pound of copper. The calculation is presented in three manners:

-  Zinc cash cost, before by-product credits - This measure is gross of by-product revenues and is a function of the efforts and costs incurred to mine and process all ore mined. However, the measure divides this aggregate cost over only pounds of zinc produced, our primary metal of production. This measure is generally less volatile from period to period, as it is not affected by changes in the price received for by-product metals. It is, however, significantly affected by the relative mix of copper concentrate and finished zinc production, where the sale of the copper will occur later, and an increase in production of copper metal will tend to result in an increase in zinc cash cost under this measure.

-  Zinc cash cost, net of by-product credits - In order to calculate the net cost to produce and sell zinc, the net of by-product credits measure subtracts the revenues realized from the sale of the metals other than zinc. The by-product revenues from copper, gold, and silver are significant and are integral to the economics of our Manitoba operation. The economics that support our decision to produce and sell zinc would be different if we did not receive revenues from the other significant metals being extracted and processed. This measure provides management and investors with an indication of the minimum zinc price consistent with positive operating cash flow and operating margins, assuming realized by-product metal prices are consistent with those prevailing during the reporting period. It also serves as an important operating statistic that management and investors utilize to measure our operating performance at our Manitoba operation versus that of our competitors. However, it is important to understand that if by-product metal prices decline alongside zinc prices, the zinc cash cost net of by-product credits would increase, requiring a higher zinc price than that reported to maintain positive cash flows and operating margins.

-  Zinc sustaining cash cost, net of by-product credits - This measure is an extension of zinc cash cost that includes cash sustaining capital expenditures, capitalized exploration and net smelter returns royalties. It does not include corporate selling and administrative expenses. It provides a more fulsome measurement of the cost of sustaining production than zinc cash cost, which is focused on operating costs only.

The tables below present a detailed build-up of zinc cash cost and zinc sustaining cash cost, net of by-product credits, for the Manitoba business unit, and reconciliations between zinc cash cost, net of by-product credits, to the most comparable IFRS measures of cost of sales for the three months ended March 31, 2020 and 2019. Zinc cash cost, net of by-product credits, may not calculate exactly based on amounts presented in the tables below due to rounding.

Manitoba	Three months ended
(in thousands)	Mar. 31, 2020	Mar. 31, 2019
Net pounds of zinc produced[1]	67,230	61,811
[1] Contained zinc in concentrate.

Manitoba	Three months ended
	Mar. 31, 2020		Mar. 31, 2019
Cash cost per pound of zinc produced	$000s	$/lb	$000s	$/lb
Cash cost, before by-product credits[1]	100,626	1.50	98,426	1.59
By-product credits	(66,524)	(0.99)	(56,380)	(0.91)
Zinc cash cost, net of by-product credits	34,102	0.51	42,046	0.68
[1] For additional detail on cash cost, before by-product credits please see page 36 of this MD&A.

Manitoba	Three months ended
	Mar. 31, 2020		Mar. 31, 2019
Supplementary cash cost information	$000s	$/lb [1]	$000s	$/lb [1]
By-product credits:
Copper	22,902	0.34	35,527	0.57
Gold	40,786	0.61	8,634	0.14
Silver	3,724	0.06	(122)	0.00
Other	902	0.01	1,065	0.02
Total by-product credits	68,314	1.02	45,104	0.73
Less: deferred revenue	(1,790)	(0.03)	11,276	0.18

Total by-product credits, net of deferred revenue	66,524	0.99	56,380	0.91
Reconciliation to IFRS:
Cash cost, net of by-product credits	34,102		42,046
By-product credits	68,314		45,104
Change in deferred revenues	(1,790)		11,276
Treatment and refining charges	(4,982)		(5,125)
Share-based payment	(151)		341
Change in product inventory	(3,296)		(9,890)
Royalties	1,647		1,369
Depreciation and amortization[2]	39,197		27,814
Cost of sales[3]	133,041		112,935
[1] Per pound of zinc produced.
[2] Depreciation is based on concentrate sold.
[3] As per IFRS financial statements.

Manitoba	Three months ended
	Mar. 31, 2020		Mar. 31, 2019
Sustaining cash cost per pound of zinc produced	$000s	$/lb	$000s	$/lb
Zinc cash cost, net of by-product credits	34,102	0.51	42,046	0.68
Cash sustaining capital expenditures	35,485	0.53	29,974	0.48
Capitalized exploration	-	-	905	0.01
Royalties	1,647	0.02	1,369	0.02
Sustaining cash cost per pound of zinc produced	71,234	1.06	74,294	1.20

Combined Unit Cost & Zinc Plant Unit Cost Reconciliation

Combined unit cost ("unit cost") and zinc plant unit cost is a non-IFRS measure that management uses as a key performance indicator to assess the performance of our mining and milling operations. Combined unit cost and zinc plant unit cost are calculated by dividing the cost of sales by mill throughput and refined zinc metal produced, respectively. This measure is utilized by management and investors to assess our cost structure and margins and compare it to similar information provided by other companies in our industry. Unlike cash cost, this measure is not impacted by variability in by-product commodity prices since there are no by-product deductions; costs associated with profit-sharing and similar costs are excluded because of their correlation to external metal prices. In addition, the unit costs are reported in the functional currency of the operation which minimizes the impact of foreign currency fluctuations. In all, the unit cost measures provide an alternative perspective on operating cost performance with minimal impact from external market prices. In the first quarter of 2020, as a result of the temporary suspension of operations in Peru, fixed overhead production costs incurred during the suspension were directly charged to cost of sales. These costs did not contribute to production of inventory and were therefore excluded from the calculation of combined unit costs.

The tables below present a detailed combined unit cost and zinc plant unit costs for the Manitoba business unit and combined unit cost for the Peru business unit, and reconciliations between these measures to the most comparable IFRS measures of cost of sales for the three months ended March 31, 2020 and 2019.

Peru	Three months ended
(in thousands except unit cost per tonne)	Mar. 31, 2020	Mar. 31, 2019
Combined unit cost per tonne processed

Mining	19,942	23,886
Milling	33,338	35,036
G&A [1]	8,747	12,440
Other G&A [2]	513	(426)
Unit cost	62,540	70,936
Tonnes ore milled	6,719	7,993
Combined unit cost per tonne	9.31	8.87
Reconciliation to IFRS:
Unit cost	62,540	70,936
Freight & other	9,784	12,755
Other G&A	(513)	426
Share-based payment	(64)	85
Inventory adjustments	10,375	-
Change in product inventory	(243)	(7,327)
Royalties	1,480	1,320
Overhead costs related to suspension of activities (cash)	3,454	-
Depreciation and amortization	47,242	49,316
Cost of sales[3]	134,055	127,511
[1] G&A as per cash cost reconciliation above.
[2] Other G&A primarily includes profit sharing costs.
[3] As per IFRS financial statements.

Manitoba	Three months ended
(in thousands except tonnes ore milled and unit cost per tonne)	Mar. 31, 2020	Mar. 31, 2019
Combined unit cost per tonne processed

Mining	44,666	45,646
Milling	11,543	11,837
G&A [1]	14,083	12,940
Less: G&A allocated to zinc metal production	(4,159)	(3,223)
Unit cost	66,133	67,200

USD/CAD implicit exchange rate	1.34	1.33
Unit cost - C$	88,875	89,328
Tonnes ore milled	702,376	610,767
Combined unit cost per tonne - C$	127	146
Reconciliation to IFRS:
Unit cost	66,133	67,200
Freight & other	6,410	5,847
Refined (zinc)	18,942	17,031
G&A allocated to zinc metal production	4,159	3,223
Share-based payment	(151)	341
Change in product inventory	(3,296)	(9,890)
Royalties	1,647	1,369
Depreciation and amortization	39,197	27,814
Cost of sales[2]	133,041	112,935
[1] G&A as per cash cost reconciliation above.
[2] As per IFRS financial statements.

Manitoba	Three months ended
(in thousands except zinc plant unit cost per pound)	Mar. 31, 2020	Mar. 31, 2019
Zinc plant unit cost

Zinc plant costs	18,942	17,031
G&A [1]	14,083	12,940
Less: G&A allocated to other areas	(9,924)	(9,717)
Zinc plant unit cost	23,101	20,254

USD/CAD implicit exchange rate	1.34	1.33
Zinc plant unit cost - C$	30,911	26,915
Refined metal produced (in pounds)	62,757	52,291
Zinc plant unit cost per pound - C$	0.49	0.51

Reconciliation to IFRS:
Zinc plant unit cost	23,101	20,254
Freight & other	6,410	5,847
Mining	44,666	45,646
Milling	11,543	11,837
G&A allocated to other areas	9,924	9,717
Share-based payment	(151)	341
Change in product inventory	(3,296)	(9,890)
Royalties	1,647	1,369
Depreciation and amortization	39,197	27,814
Cost of sales[2]	133,041	112,935
[1] G&A as per cash cost reconciliation above.
[2] As per IFRS financial statements.

ACCOUNTING CHANGES AND CRITICAL ESTIMATES

New standards and interpretations adopted

For information on new standards and interpretations adopted, refer to note 4 of our March 31, 2020 consolidated interim financial statements.

Estimates and judgements

The preparation of the consolidated interim financial statements in conformity with IFRS requires us to make judgements, estimates and assumptions that affect the application of accounting policies, reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated interim financial statements, and reported amounts of revenue and expenses during the reporting period. Actual results may differ from these estimates.

We review these estimates and underlying assumptions on an ongoing basis based on our experience and other factors, including expectations of future events that we believe to be reasonable under the circumstances. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. Certain accounting estimates and judgements have been identified as being "critical" to the presentation of our financial condition and results of operations because they require us to make subjective and/or complex judgments about matters that are inherently uncertain; or there is a reasonable likelihood that materially different amounts could be reported under different conditions or using different assumptions and estimates.

For more information on judgements and estimates, refer to note 2 of our March 31, 2020 consolidated interim financial statements.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting ("ICFR"). ICFR is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

We did not make any changes to ICFR during the three months ended March 31, 2020 that materially affected or are reasonably likely to materially affect our ICFR.

NOTES TO READER

Forward-Looking Information

This MD&A contains forward-looking information within the meaning of applicable Canadian and United States securities legislation. All information contained in this MD&A, other than statements of current and historical fact, is forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as "plans", "expects", "budget", "guidance", "scheduled", "estimates", "forecasts", "strategy", "target", "intends", "objective", "goal", "understands", "anticipates" and "believes" (and variations of these or similar words) and statements that certain actions, events or results "may", "could", "would", "should", "might" "occur" or "be achieved" or "will be taken" (and variations of these or similar expressions). All of the forward-looking information in this MD&A is qualified by this cautionary note.

Forward-looking information includes, but is not limited to, production, cost and capital and exploration expenditure guidance and potential revisions to such guidance, anticipated production at our mines and processing facilities, expectations regarding the impact of the COVID-19 pandemic on our operations, financial condition and prospects, expectations regarding the timing of mining activities at the Pampacancha deposit, the anticipated timing, cost and benefits of developing the Rosemont project and the outcome of litigation challenging Rosemont's permits, expectations regarding the appointment of a permanent CFO, expectations regarding the Lalor gold strategy, including the refurbishment of the New Britannia mill, the possibility of converting inferred mineral resource estimates to higher confidence categories, the potential and our anticipated plans for advancing our mining properties surrounding Constancia and the Mason project, anticipated mine plans, anticipated metals prices and the anticipated sensitivity of our financial performance to metals prices, events that may affect our operations and development projects, anticipated cash flows from operations and related liquidity requirements, the anticipated effect of external factors on revenue, such as commodity prices, estimation of mineral reserves and resources, mine life projections, reclamation costs, economic outlook, government regulation of mining operations, and business and acquisition strategies. Forward-looking information is not, and cannot be, a guarantee of future results or events. Forward-looking information is based on, among other things, opinions, assumptions, estimates and analyses that, while considered reasonable by us at the date the forward-looking information is provided, inherently are subject to significant risks, uncertainties, contingencies and other factors that may cause actual results and events to be materially different from those expressed or implied by the forward-looking information.

The material factors or assumptions that we identified and were applied by us in drawing conclusions or making forecasts or projections set out in the forward-looking information include, but are not limited to:

-  the duration of the state of emergency in Peru and our ability to resume operations at Constancia;

-  no significant interruptions to our operations in Manitoba or significant delays to our development projects in Manitoba and Peru due to the COVID-19 pandemic;

-  the availability of spending reductions and liquidity options;

-  the timing of development and production activities on the Pampacancha deposit;

-  the timing of the Consulta Previa and permitting process for mining the Pampacancha deposit;

-  the timing for reaching additional agreements with individual community members and no significant unanticipated delays to the development of Pampacancha;

-  the successful completion of the New Britannia project on budget and on schedule;

-  the successful outcome of the Rosemont litigation;

-  the success of mining, processing, exploration and development activities;

-  the scheduled maintenance and availability of our processing facilities;

-  the accuracy of geological, mining and metallurgical estimates;

-  anticipated metals prices and the costs of production;

-  the supply and demand for metals we produce;

-  the supply and availability of all forms of energy and fuels at reasonable prices;

-  no significant unanticipated operational or technical difficulties;

-  the execution of our business and growth strategies, including the success of our strategic investments and initiatives;

-  the availability of additional financing, if needed;

-  the ability to complete project targets on time and on budget and other events that may affect our ability to develop our projects;

-  the timing and receipt of various regulatory and governmental approvals;

-  the availability of personnel for our exploration, development and operational projects and ongoing employee relations;

-  maintaining good relations with the labour unions that represent certain of our employees in Manitoba and Peru;

-  maintaining good relations with the communities in which we operate, including the neighbouring Indigenous communities;

-  no significant unanticipated challenges with stakeholders at our various projects;

-  no significant unanticipated events or changes relating to regulatory, environmental, health and safety matters;

-  no contests over title to our properties, including as a result of rights or claimed rights of Indigenous peoples or challenges to the validity of our unpatented mining claims;

-  the timing and possible outcome of pending litigation and no significant unanticipated litigation;

-  certain tax matters, including, but not limited to current tax laws and regulations and the refund of certain value added taxes from the Canadian and Peruvian governments; and

-  no significant and continuing adverse changes in general economic conditions or conditions in the financial markets (including commodity prices and foreign exchange rates).

The risks, uncertainties, contingencies and other factors that may cause actual results to differ materially from those expressed or implied by the forward-looking information may include, but are not limited to, risks associated with the COVID-19 pandemic and its effect on our operations, financial condition, projects and prospects, the possibility of a global recession arising from the COVID-19 pandemic and attempts to control it, the political situation in Peru, risks generally associated with the mining industry, such as economic factors (including future commodity prices, currency fluctuations, energy prices and general cost escalation), uncertainties related to the development and operation of our projects (including risks associated with the litigation affecting the Rosemont project), risks related to the U.S. district court's recent decisions to set aside the U.S. Forest Service's FROD and the Biological Opinion for Rosemont and related appeals and other legal challenges, risks related to the new Lalor mine plan, including the schedule for the refurbishment of the New Britannia mill and the ability to convert inferred mineral resource estimates to higher confidence categories, risks related to the schedule for mining the Pampacancha deposit (including risks associated with COVID-19, the Consulta Previa process, risks associated with reaching additional agreements with individual community members and risks associated with the rainy season in Peru and the impact of any schedule delays), dependence on key personnel and employee and union relations, risks related to political or social unrest or change, risks in respect of Indigenous and community relations, rights and title claims, operational risks and hazards, including the cost of maintaining and upgrading the Company's tailings management facilities and any unanticipated environmental, industrial and geological events and developments and the inability to insure against all risks, failure of plant, equipment, processes, transportation and other infrastructure to operate as anticipated, compliance with government and environmental regulations, including permitting requirements and anti-bribery legislation, depletion of our reserves, volatile financial markets that may affect our ability to obtain additional financing on acceptable terms, the failure to obtain required approvals or clearances from government authorities on a timely basis, uncertainties related to the geology, continuity, grade and estimates of mineral reserves and resources, and the potential for variations in grade and recovery rates, uncertain costs of reclamation activities, our ability to comply with our pension and other post-retirement obligations, our ability to abide by the covenants in our debt instruments and other material contracts, tax refunds, hedging transactions, as well as the risks discussed under the heading "Risk Factors" in our most recent Annual Information Form.

Should one or more risk, uncertainty, contingency or other factor materialize or should any factor or assumption prove incorrect, actual results could vary materially from those expressed or implied in the forward-looking information. Accordingly, you should not place undue reliance on forward-looking information. We do not assume any obligation to update or revise any forward-looking information after the date of this MD&A or to explain any material difference between subsequent actual events and any forward-looking information, except as required by applicable law.

Note to United States Investors

This MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which may differ materially from the requirements of United States securities laws applicable to U.S. issuers.

Qualified Person

The technical and scientific information in this MD&A related to the Constancia mine and Rosemont project has been approved by Cashel Meagher, P. Geo, our Senior Vice President and Chief Operating Officer. The technical and scientific information related to our other material mineral projects contained in this MD&A has been approved by Olivier Tavchandjian, P. Geo, our Vice President, Exploration and Geology. Messrs. Meagher and Tavchandjian are qualified persons pursuant to NI 43-101. For a description of the key assumptions, parameters and methods used to estimate mineral reserves and resources at Hudbay's material properties, as well as data verification procedures and a general discussion of the extent to which the estimates of scientific and technical information may be affected by any known environmental, permitting, legal title, taxation, sociopolitical, marketing or other relevant factors, please see the technical reports for our material properties as filed by us on SEDAR at www.sedar.com.